Exhibit 99.1

CONVENING NOTICE

This is the convening notice for the annual general meeting of shareholders of Merus N.V. (the “Company”) to be held on July 20, 2018 at 08:00 am (CEST) at the offices of NautaDutilh N.V. (address: Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands) (the “AGM”).

The agenda for the AGM is as follows:

1.	Opening

2.	Discussion of the annual report over the financial year 2017 (discussion item)

3.	Discussion of the Company’s corporate governance (discussion item)

4.	Implementation of the compensation policy during the financial year 2017 (discussion item)

5.	Adoption of the annual accounts over the financial year 2017 (voting item)

6.	Explanation of the dividend and reservation policy (discussion item)

7.	Appointment of the external auditor for the financial year 2018 (voting item)

8.	Release of the Company’s directors from liability for the exercise of their duties during the financial year 2017 (voting item)

9.	Appointment of Mr Russell Greig as non-executive director (voting item)

10.	Appointment of Mr Len Kanavy as non-executive director (voting item)

11.	Approval of amendment to awards granted under the Company’s 2010 employee option plan (voting item)

12.	Approval of amendment to the Non-Executive Director Compensation Program (voting item)

13.	Granting authorization to issue shares and to grant rights to subscribe for shares (voting item)

14.	Granting authorization to limit or exclude pre-emption rights (voting item)

15.	Granting authorization to acquire shares in the Company’s capital (voting item)

16.	Granting authorization to revise the call option agreement with the Company’s protective foundation (voting item)

17.	Closing

No business shall be voted on at the AGM, except such items as included in the above-mentioned agenda.

The registration date for the AGM is June 22, 2018 (the “Registration Date”). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company’s capital, on the Registration Date and who are recorded as such in the Company’s shareholders’ register or in the register maintained by the Company’s U.S. transfer agent may attend and, if relevant, vote at the AGM (the “Persons with Meeting Rights”).

Persons with Meeting Rights who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the AGM. This notice must be received by the Company no later than on July 13, 2018. Persons with Meeting Rights who have not complied with this requirement may be refused entry to the AGM. Persons with Meeting Rights may have themselves represented at the AGM through the use of a written or electronically recorded proxy. Proxyholders should present a copy of their proxies upon entry to the AGM, failing which the proxyholder concerned may be refused entry to the AGM. A proxy form can be downloaded from the Company’s website (http://www.merus.nl).

EXPLANATORY NOTES TO THE AGENDA

2.	Discussion of the annual report over the financial year 2017 (discussion item)

The Company’s annual report over the financial year 2017 has been made available on the Company’s website (http://www.merus.nl) and at the Company’s office address.

3.	Discussion of the Company’s corporate governance (discussion item)

In 2017 the Company’s governance structure changed from a two-tier model (with a management board acting under the supervision of a separate supervisory board) to a one-tier board model (with a unitary board of directors consisting of one or more executive directors and one or more non-executive directors).

A one-tier board model is considered to be more consistent with market practice globally and specifically in the United States of America. As the Company continues to expand its operational activities in the United States of America and with a view to the Company’s intentions to conform to global practice in order to advance its ambitions and its business, the Company believes that changing its governance to a one-tier board model was in the Company’s best interests.

The Company’s compliance with the Dutch Corporate Governance Code has been outlined in the Company’s annual report over the financial year 2017.

4.	Implementation of the compensation policy during the financial year 2017 (discussion item)

The Company’s compensation policy (the “Compensation Policy”) is intended to attract, retain and motivate directors with the leadership qualities, skills and experience needed to support and promote the growth and sustainable success of the Company and its business. The compensation structure for directors should drive strong business performance, promote accountability, incentivize directors to achieve short and long-term performance targets with the objective of increasing the Company’s equity value, assure that the interests of the directors are closely aligned to those of the Company, its business and its stakeholders and ensure the overall market competitiveness of compensation packages for managing directors.

The implementation of the Compensation Policy has been outlined in the Company’s annual report over the financial year 2017.

5.	Adoption of the annual accounts over the financial year 2017 (voting item)

The Company’s annual accounts over the financial year 2017 have been made available on the Company’s website (http://www.merus.nl) and at the Company’s office address. It is proposed that these annual accounts be adopted.

6.	Explanation of the dividend and reservation policy (discussion item)

The Company has formulated a dividend and reservation policy consistent with its current strategy. The Company’s policy in this respect is not to distribute any profits in the near future and to add any such profits to the Company’s reserves for purposes such as funding the development and expansion of the Company’s business, making future investments, financing capital expenditures and enhancing the Company’s liquidity position. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.

7.	Appointment of the external auditor for the financial year 2018 (voting item)

It is proposed that KPMG Accountants N.V. (“KPMG”) be appointed and instructed to audit the Company’s annual report and annual accounts for the financial year 2018. This proposal is based on the positive outcome of a thorough selection procedure performed by the Company and the approval of the Company’s board of directors (the “Board”) of the terms of engagement proposed by KPMG for these services (including the scope of the audit, the materiality to be used and compensation for the audit). The main conclusion of the selection procedure is that, because of the importance of continuity of the audit activities, it is desirable to extend KPMG’s current engagement as the Company’s external auditor.

8.	Release of the Company’s directors from liability for the exercise of their duties during the financial year 2017 (voting item)

It is proposed that the Company’s directors be released from liability for the exercise of their duties during the financial year 2017. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company’s annual report or annual accounts over the financial year 2017 or in other public disclosures.

9.	Appointment of Mr Russell Greig as non-executive director (voting item)

The Board has made a binding nomination to appoint Mr Russell G. Greig as non-executive director of the Company for a period of four years, ending at the end of the annual general meeting of shareholders of the Company to be held in 2022. The Board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal.

With more than 35 years’ experience in the pharmaceutical and biotechnology industry, Dr Russell Greig (66) has extensive expertise in research and development, business development and commercial operations. Dr Greig worked at GlaxoSmithKline for three decades, most recently as President of SR One, GlaxoSmithKline’s corporate venture group. Prior to joining SR One, he served as President of GlaxoSmithKline’s Pharmaceuticals International from 2003 to 2008, as well as serving on the GlaxoSmithKline corporate executive team. Currently, Dr Greig serves as the Chair of AM Pharma and MedEye Solutions (Netherlands), eTheRNA (Belgium), Horama (France) and Sanifit (Spain/US).

He was previously Chair of Ablynx (Belgium) prior to its acquisition by Sanofi in 2018, and as a NED of Tigenix (Belgium/Spain) prior to its pending acquisition by Takeda in 2018. Dr Greig was also Chair of Isconova (Sweden) acquired by Novavax (United States), Novagali (France) acquired by Santen (Japan), and Syntaxin (United Kingdom) acquired by Ipsen (France). He has served as a venture partner at Kurma Partners (France). Finally, Dr Greig was also a member of the Scottish Scientific Advisory Committee, reporting to the First Minister of Scotland.

10.	Appointment of Mr Len Kanavy as non-executive director (voting item)

The Board has made a binding nomination to appoint Mr Len Kanavy as non-executive director of the Company for a period of four years, ending at the end of the annual general meeting of shareholders of the Company to be held in 2022. The Board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal.

Mr Kanavy (56) most recently served as Senior Vice President, Commercial Business Operations at Genentech where he was responsible for strategic decisions of the US commercial business including product launches, valuation of business development opportunities, clinical development plan options and pricing. He was a member of the Commercial Leadership Committee and a Board Member of the Genentech Access to Care Foundation. Prior to joining Genentech, Mr Kanavy was Vice President, Commercial Operations at Novartis Pharmaceuticals, where he led teams in business analytics, strategy, and product launches. He currently serves on the board of privately held KMK Consulting. Mr Kanavy holds a B.S. in Business Administration and an MBA with a specialization in Finance from the University of Scranton.

11.	Approval of amendment to awards granted under the Company’s 2010 employee option plan (voting item)

Pursuant to, and subject to the terms of, the Company’s 2010 employee option plan (the “2010 Plan”), certain options to acquire ordinary shares in the Company’s capital have been awarded to certain employees and officers of the Company (the “2010 Options”). The exercise of the 2010 Options is subject to the provisions of the respective option agreements which have been entered into with the employees and officers concerned (the “2010 Option Agreements”). Pursuant to the 2010 Option Agreements, the 2010 Options may be exercised in either of the following exercise windows: (a) within two months following the end of a calendar year or (b) within two months following the adoption of the Company’s annual accounts by the Company’s general meeting of shareholders (the “Exercise Windows”).

The Company wishes to amend the terms of the 2010 Options by lifting the requirement that they be exercised only during the applicable Exercise Windows (without prejudice to the restrictions and limitations under the Company’s insider trading policy and applicable law, including applicable closed or blackout periods).

Pursuant to the 2010 Plan, the resolution proposed under this agenda item can only be passed at the AGM by a qualified majority of at least two-thirds of the votes cast and provided that at least two-thirds of the Company’s issued share capital is present or represented at the AGM.

12.	Approval of amendment to the Non-Executive Director Compensation Program (voting item)

The Company wishes to amend the terms of the Company’s Non-Executive Director Compensation Program (the “NED Program”) by increasing some of the annual retainers specified therein:

•	the additional annual retainer for the chairman of the Board shall be increased to USD 50,000; and

•	the additional annual retainer for the chairmen of the Board’s compensation committee and nomination and corporate governance committee shall be increased to USD 13,000.

The Board believes that these amendments are instrumental in order to attract, retain and motivate directors with the leadership qualities, skills and experience needed to support and promote the growth and sustainable success of the Company and its business.

In addition, the amended NED Program shall allow the Board to determine whether (and, if so, under which conditions) options to acquire ordinary shares in the Company’s capital which are unvested or unexercisable at the time of a non-executive director’s termination of service on the Board shall not be forfeited upon such termination of service.

It is proposed that these amendments be approved by the General Meeting.

13.	Granting authorization to issue shares and to grant rights to subscribe for shares (voting item)

The Board has been designated as the corporate body authorized to resolve upon the issuance of ordinary shares and the granting of rights to subscribe for ordinary shares, for a period ending on May 24, 2023. This authorization was limited to 20% of the Company’s outstanding share capital from time to time.

It is proposed that the above-mentioned authorization be extended, and effectively renewed, for a period ending five years following the date of the AGM, provided that the abovementioned authorization shall be limited to issuing shares up to the Company’s authorized share capital as included in its articles of association from time to time.

14.	Granting authorization to limit or exclude pre-emption rights (voting item)

The Board has been designated as the corporate body authorized to resolve upon the limitation or exclusion of pre-emption rights in relation to the issuance of ordinary shares or the granting of rights to subscribe for ordinary shares, for a period ending on May 24, 2023.

It is proposed that the above-mentioned authorization be extended, and effectively renewed, for a period ending five years following the date of the AGM in relation to the issuance of ordinary shares or the granting of rights to subscribe for ordinary shares pursuant to the use of the (extended) authorization referred to in agenda item 13.

The proposal under this agenda item is contingent upon the resolution proposed under agenda item 13 having been passed.

15.	Granting authorization to acquire shares in the Company’s capital (voting item)

The Board has been authorized, for a period ending on November 25, 2018, to resolve for the Company to acquire fully paid-up shares in the Company’s capital (or depository receipts for such shares) by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price per share which is higher than nil and no higher than 110% of the average closing price of the Company’s ordinary shares on the NASDAQ Global Market (such average closing price being calculated over the five trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company’s issued share capital.

It is now proposed to renew the authorization of the Board, for a period of 18 months following the date of the AGM, to resolve for the Company to acquire fully paid-up shares in the Company’s capital (or depository receipts for such shares) by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price per share which is higher than nil and no higher than 110% of the average closing price of the Company’s ordinary shares on the NASDAQ Global Market (such average closing price being calculated over the five trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company’s issued share capital (determined as at the close of business on the date of the AGM). If the resolution proposed under this agenda item 15 is passed, the proposed authorization shall replace the existing authorization referred to in the previous paragraph.

16.	Granting authorization to revise the call option agreement with the Company’s protective foundation (voting item)

The Board proposes to eliminate the cap of 21,569,280 preferred shares (the “Cap”), included in the call option agreement, entered into by the Company’s protective foundation (the “Foundation”) and the Company (the “Call Option Agreement”). The Cap unnecessarily restricts the protective objects of the Foundation and is inconsistent with market practice.

The Board seeks authorization to change the Call Option Agreement by revising the Cap to equal the lesser of the following numbers:

i.	the total number of shares (of whichever class) comprised in the Company’s issued share capital when the call option is exercised pursuant to the Call Option Agreement on the relevant occasion, less the number of preferred shares already held by the Foundation at that time (if any) and less one (1); or

ii.	the maximum number of preferred shares that may be issued under the Company’s authorized share capital as included in the Company’s articles of association at the time referred to under i. above.